Exhibit 99.1

Royal Bank of Canada

Notification of Meeting and Record Date

Pursuant to subsection 137(7) of the Bank Act and National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following in connection with our Annual Meeting of Common Shareholders:

Date of meeting	February 26, 2009
Record Date for Notice and Voting	January 2, 2009
Beneficial Ownership Determination Date	January 2, 2009
Securities Entitled to Receive Notice of and Vote at the Annual Meeting of Common Shareholders	Common Shares
Whether the meeting of Common Shareholders is a special meeting	No

Yours truly,

Carol J. McNamara (signed)
Vice-President, Associate General Counsel and Secretary

December 3, 2008